Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5421	facsimile:	(713) 651-5246
July 7, 2006

BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 File No. 333-134609
Ladies and Gentlemen:
     On May 31, 2006, Cal Dive International, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Common Stock. By letter dated June 30, 2006, the Company has received the Staff’s comments relating to the Form S-1 (the “Comment Letter”).
     In response to the Comment Letter, the Company has filed Amendment No. 1 to the Form S-1 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).
     Response: The Company has made corresponding changes where applicable throughout the Amendment.
2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.
Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich

Securities and Exchange Commission July 7, 2006 Page 2
     Response: All graphics, pictures or artwork to be included in the prospectus will be included in a subsequent amendment to the Form S-1.
3. We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
     Response: The Company will include a price range in a subsequent amendment to the Form S-1.
4. Similarly, other than an estimated price range, we note a number of blank spaces throughout the registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specified information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714.
     Response: The Company will fill in all blanks throughout the Form S-1 prior to its effectiveness except for the specified information it is allowed to omit under Rule 430A.
5. Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.
     Response: The Company has filed certain exhibits with the Amendment and will file the balance of the exhibits with subsequent amendments to the Form S-1.
6. The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please move all other information so that it appears later in the document.
     Response: The Company has moved the “Certain Definitions” section to page 94 of the Amendment.
7. Please avoid providing duplicative disclosure. In this regard, we note your disclosure under the sections entitled Summary on page 1 and Business on page 45. Please revise. Also ensure that your disclosure in those sections is balanced and includes positive as well as negative aspects about your business and operations.
     Response: The Company has revised the disclosure in the “Summary” section of the Amendment to avoid duplicative disclosure and to ensure that the disclosure is balanced. In addition, the Company has added an additional subsection on page 4 of the Amendment to discuss risks associated with the Company’s business.

Securities and Exchange Commission July 7, 2006 Page 3
Cover Page
8. The cover page should include only the information required by Item 501 of Regulation S-K. In this regard, please delete the phrase “joint-book running managers.” You may include this information on the back cover page, however.
     Response: The Company has deleted the words “joint-book running managers” from the cover page of the prospectus in the Amendment.
9. We note that Item 501(b)(8) of Regulation S-K requires only the identification of the leading or managing underwriters. Please confirm that the named underwriters are the leading or managing underwriters or otherwise revise.
     Response: The underwriters named on the cover page of the prospectus are the managing underwriters of the offering.
Summary, page 1
10. Your summary does not appear to conform to the principles set forth in Item 503(a) of Regulation S-K. Please revise. For example, we note that your summary comprises seven subsections. The summary should be brief and discuss the key aspects of this offering. See Plain English Disclosure, Release No. 33-7497 (October 1, 1998).
     Response: The Company has revised the summary of the prospectus in the Amendment to reduce the number of subsections and to make it briefer and discuss only the key aspects of the offering.
11. Please begin this section by discussing the events that led to your formation. We note that you have provided some relevant information under the section entitled “Our Relationship with Helix.”
     Response: The Company has revised the disclosure on page 1 of the Amendment accordingly by adding a new initial paragraph.
12. Please provide objective support for the following statements:
“We believe that our saturation diving support fleet is the largest and among the most technically advanced in the world”;
"[W]e are a leading services provider in this region”;
“In July 2005, we obtained a 40% interest in Offshore Technology Solutions Limited, or OTSL, the largest diving services provider in the Trinidad market”;

Securities and Exchange Commission July 7, 2006 Page 4
“We believe the strength of our fleet and workforce makes us the market leader for diving services on the Gulf of Mexico OCS. We believe our fleet of diving vessels is the largest in the world”; and
“Our diverse fleet of vessels and diving systems is among the most technically advanced in the industry, which enables us to provide a wide range of marine contracting services.”
     Response: The Company has revised pages 1 through 3 of the Amendment to disclose the specific factors that provide objective support for the above statements.
13. Please provide support for any other such statements that you make in the registration statement. With respect to any studies to which you refer, confirm that such study is publicly available for a de minimis amount.
     Response: The Company has revised similar statements in the balance of the Amendment. All of the studies referred to in the prospectus are publicly available for a de minimis amount, other than the information provided by Spears & Associates, Inc., who have been added to the Experts section of the prospectus and have provided a consent that has been filed as an exhibit to the Form S-1.
Our Business, page 1
14. Please identify the countries in the Middle East where you provide services. We may have further comments.
     Response: The Company has revised the disclosure on page 1 of the Amendment accordingly.
Summary Historical and Pro Forma Combined Financial Data, page 7
15. We note your use of the term EBITDA which you define in footnote (2) on page 10 as earnings before net interest expense, taxes, depreciation and amortization (which includes non-cash asset impairments). Please note that the term EBITDA is defined as earnings before interest, taxes, depreciation and amortization; measures deviating from this definition should not be characterized as EBITDA. Since your non-GAAP measure includes adjustments for non-cash asset impairments, you will need to label the measure with other language that is descriptive of your non-GAAP measure.
     Response: The Company has removed non-cash asset impairments from the calculation of EBITDA and removed the related reference in the footnote description on page 9 of the Amendment. EBITDA presented in this manner conforms to the above definition of this term.

Securities and Exchange Commission July 7, 2006 Page 5
Risk Factors, page 12
16. Eliminate language that mitigates the risk you present. State the risk directly and plainly. Examples include “we cannot assure,” “we may be unable,” “there can be no assurance,” and “we cannot provide assurance.”
     Response: The Company has made changes to the risk factors on pages 10 through 17 of the Amendment accordingly.
17. We note that some of your subheadings discuss a fact about your business without discussing the associated risk. We note, for example, “Our business largely depends on the level of activity in the oil and gas industry” on page 12; “We will be subject to additional political, economic, and other uncertainties as we expand our international operations” on page 14; and “The operation of marine vessels is risky, and we do not have insurance coverage for all risks” on page 15. Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Rather than stating that a factor could “adversely affect” your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.
     Response: The Company has revised the risk factors subheadings on pages 10 through 13 of the Amendment accordingly.
18. We note you disclosed on page 22 that following this offering, you will be a public company that will incur significant legal, accounting and other expenses that you did not incur in the past. Please add disclosure on page 27 to discuss the extent to which your pro forma presentation reflects and excludes additional costs you expect to incur.
     Response: The Company has revised the disclosure on page 26 of the Amendment accordingly.
Our business is concentrated on the Gulf of Mexico OCS, where market..., page 12
19. It appears that you discuss two material risks under this subheading. Discuss the two risks separately, namely the risk associated with the concentration of your business on the Gulf of Mexico and the risk associated with the short-term nature of your contracts.
     Response: The Company has revised the disclosure on pages 10 and 11 of the Amendment into two separate risk factors accordingly.
We are the subject of an agreed final judgment that prevents us..., page 14
20. We note that you are required to notify the DOJ of any proposed acquisition of a saturation diving chamber that has operated in the Gulf of Mexico since approximately 2002. Please discuss the basis for such requirement.

Securities and Exchange Commission July 7, 2006 Page 6
     Response: The Company has revised the disclosure on page 12 of the Amendment accordingly.
We are subject to extensive federal, state, local and other laws and regulations..., page 15
21. Expand the risk factor to reference the impact on your financial condition of the regulatory drydock that rendered the DP DSV Witch Queen temporarily out of service in 2004.
     Response: The Company has revised the disclosure by adding a new fourth sentence to the risk factor on pages 13 and 14 of the Amendment accordingly.
Use of Proceeds, page 24
22. Please revise to clarify the “general corporate purpose” for which you expect to use the proceeds of this offering. Please also disclose the specific amount that you will use for each such purpose. Refer to Item 504 of Regulation S-K.
     Response: The Company has not yet agreed with Helix, its parent company, as to the amount of net proceeds that the Company will retain, but the Company expects that the amount will be nominal. The actual amount will be disclosed in a subsequent amendment to the Form S-1 The Company has provided additional disclosure in the “Capitalization” and “Liquidity and Capital Resources” sections of the prospectus regarding the fact that Helix will sweep all cash out of the Company immediately prior to the effectiveness of the offering and this nominal amount, cash from operations and available borrowings under the Company’s revolving credit facility will satisfy the Company’s cash needs.
Unaudited Pro Forma Combined Financial Data, page 27
23. Please expand your disclosure to discuss the limitations of your pro forma presentation, addressing the effects of any significant transactions that are excluded from your pro forma presentation, such as the acquisitions mentioned on page 2. The manner by which the additional assets and operations acquired from Acergy in 2006 are being handled in your pro forma presentation should also be clear.
     Response: The Company has revised the disclosure in the unaudited pro forma combined financial data on page 25 accordingly to include the factors surrounding the exclusion of the operations of certain acquisitions mentioned on page 2 of the Amendment.
Unaudited Pro Forma Combined Statement of Operations, page 28
24. Please label the Acergy column reflecting historical amounts for the year ended November 30, 2005 accordingly.

Securities and Exchange Commission July 7, 2006 Page 7
     Response: The Company has made the appropriate column heading changes in the unaudited pro forma combined statement of operations on page 26 of the Amendment accordingly.
25. We note your disclosure in footnote (2) indicating you have eliminated net revenue and cost of sales for the month of December 2004 from the Acergy historical amounts covering the year ended November 30, 2005 for certain assets acquired from Acergy on November 1, 2005. If you acquired Acergy on November 1, 2005, presumably your 2005 historical results include Acergy’s revenue and the cost of sales for the two months of November and December 2005. Therefore, since you are only eliminating one month from the historical Acergy amounts, it appears you have thirteen months of Acergy’s revenue and cost of sales included in your pro forma results for the year ended December 31, 2005, which is generally not permissible.
     Response: The Company has expanded the disclosure in footnote 2 of the unaudited pro forma combined statement of operations on page 27 of the Amendment accordingly to more clearly present and explain this adjustment.
26. Since you only present Acergy’s statement of revenue and direct operating expenses, instead of a full statement of operations, in you filing, your pro forma presentation also must be limited to revenue and direct operating expenses. Please revise your presentation to remove all amounts below the gross profit (loss) line item in the Acergy, Adjustments and Pro Forma columns.
     Response: The Company has revised the unaudited pro forma combined statement of operations on page 26 accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Major Influences on Results of Operations, page 34
27. We note that the majority of your customers on the Gulf of Mexico are in the natural gas business. Expand this section to discuss the fact that your business is particularly vulnerable to the volatibility of natural gas prices. In this regard, we note that in the last quarter of 2005, the natural gas daily average spot price was $12.31 and that during the first quarter of 2006, it was $7.75.
     Response: The Company has revised the disclosure on pages 33 and 34 of the Amendment accordingly.
Recent and Pending Acquisitions, page 35
28. Please discuss why the DOJ required you to divest two diving support vessels and a portable saturation diving system following the acquisition of the Torch and Acergy assets.

Securities and Exchange Commission July 7, 2006 Page 8
     Response: The Company has revised the disclosure on page 35 of the Amendment accordingly.
Results of Operations, page 40
29. You sometimes refer to two or more sources as components that contributed to a material change. For example, we note that improved utilization rates and an increase in average contract pricing contributed to the increase in revenues and gross profits for the period ended March 31, 2006. Ensure that you quantify the amount of the change that was contributed to by each of such factors. See Section III.D of SEC Release 33-6835.
     Response: It is difficult for the Company to separately quantify the amount of change in revenue and gross profit related to utilization and pricing for our services since (i) changes in composition of the fleet make comparisons between the two periods not meaningful and (ii) these two factors are interdependent. In fact, pricing has a direct impact on utilization in most market conditions. As a result, the Company has aggregated the change related to these two factors and has revised the disclosure on pages 39 and 40 of the Amendment to include utilization statistics for comparable periods to support the explanations.
Liquidity and Capital Resources, page 42
30. Please disclose whether you expect that you will be able to fund your activities for the next year with the cash you currently have.
     Response: The Company has revised the disclosure on page 41 of the Amendment to state that it expects to be able to fund its activities for the next year with cash from operations and available borrowings under its revolving credit facility.
Business, page 45
31. Please provide the disclosure required by Item 101(a) of Regulation S-K.
     Response: The Company has revised the disclosure on page 50 of the Amendment accordingly.
32. Please provide discussion regarding the seasonality of your business. In this regard, we note your disclosure that “[m]arine operations conducted in the Gulf of Mexico are typically seasonal and depend, in part, on weather conditions” on page 15.
     Response: The Company has revised the disclosure by adding a new paragraph on page 53 accordingly.
33. Please estimate the cost of routine drydocks, inspections, maintenance and repairs required by U.S. Coast Guard regulations, and the cost of maintaining your vessels in class under the rules of the applicable class society.

Securities and Exchange Commission July 7, 2006 Page 9
     Response: The Company has revised the disclosure on page 53 of the Amendment accordingly.
34. If material, please disclose the cost of obtaining permits, approvals, and certificates from governmental authorities. In this regard, we note your disclosure under “We are subject to extensive federal, state, local, and other laws and regulations...” on page 15.
     Response: The cost of obtaining permits, approvals and certificates from governmental authorities is not material to the Company. The Company has therefore not added any additional disclosure to the “Business” section of the Amendment in this regard and has revised the disclosure on pages 13 and 14 to remove the sentence describing significant costs of compliance.
Competitors, page 54
35. Please disclose your competitive position among the named competitors.
     Response: The Company has revised the disclosure on page 54 of the Amendment accordingly.
Our Facilities, page 55
36. Please disclose the term and cost of the identified leases.
     Response: The Company has revised the disclosure on page 55 of the Amendment accordingly.
Management, page 58
37. Revise to disclose when Quinn J. Hebert and Scott T. Naughton terminated their working relationship with Acergy US, Inc. and Helix, respectively.
     Response: The Company has revised the disclosure on page 58 of the Amendment accordingly.
Arrangements Between Helix and Us, page 69
38. We note that a Helix subsidiary that will be transferred to you will pay, prior to the transfer, a portion of the debt Helix incurred to acquire the Acergy and Torch properties. Please disclose who will be responsible for any outstanding debt amounts after such payment.
     Response: The Helix subsidiary will not be responsible for directly paying the portion of the debt Helix incurred to acquire the Acergy and Torch properties, but will only distribute to Helix the amount such subsidiary draws under the new credit facility.

Securities and Exchange Commission July 7, 2006 Page 10
The Company has revised the disclosure on page 70 of the Amendment to make clear that Helix remains responsible for the entire outstanding amount of the debt.
39. Please ensure that all agreements between the company and Helix should be filed as exhibits to the registration statement. Please advise whether all such agreements have been filed.
     Response: All agreements between the Company and Helix have been filed as exhibits with the Amendment.
Underwriting, page 77
Lock-up Agreements, page 79
40. Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.
     Response: The Company has revised the disclosure on page 89 of the Amendment based on information received from the underwriters that the underwriters have no present intent to release the lock-ups early.
Where you can find more information, page 93
41. Please note that the correct address of the public reference room is 100 F. St., N.E., Washington, D.C. 20549. Please revise accordingly.
     Response: The Company has revised the disclosure on page 93 of the Amendment accordingly.
Note 1 — Organization and Basis of Presentation, page F-7
42. We note that you disclose that Helix and its subsidiaries will contribute and transfer to you all of the assets and liabilities of the shallow water marine contracting business not currently held by you prior to the completion of the IPO. Please expand your disclosure to describe the additional assets that have yet to be transferred. The extent to which your financial statements reflect all of the assets and operations to be conveyed to you by Helix in conjunction with the IPO should be clear. Based on your financial statement labeling, we understand that the assets and liabilities presented were held in the legal Cal Dive International, Inc. entity on the balance sheet date. If this is not the case, alternative labeling of your financial statements may be necessary until the transfer occurs.
     Response: The Company has revised the disclosure in the first paragraph on page F-7 of the Amendment to clarify that none of the assets of the shallow water marine contracting business have been contributed and transferred to the Company to date. The financial statements do reflect all of the assets and operations to be conveyed, as stated in

Securities and Exchange Commission July 7, 2006 Page 11
the second paragraph on page F-7 of the Amendment. Accordingly, the Company has also revised the labeling of the annual and interim financial statements and the index to exclude the name “Cal Dive International, Inc.” because the assets and liabilities presented were not held in this legal entity as of the balance sheet date.
Note 2 — Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
43. Expand your disclosure to address the accounting for fees received during periods of mobilization. Also explain the activities that typically characterize the period you refer to as “pre-operation mode before a contract commences” and how the recognition on a straight-line basis “in accordance with contract terms” corresponds to the actual provision of services. Based on your disclosure, fees received during this period do not appear to be appropriately characterized as revenues generated.
     Response: The Company has revised the first paragraph under “Revenue Recognition” on page F-8 of the Amendment accordingly.
Recertification Costs and Deferred Drydock Charges, page F-9
44. We note that you disclose that you defer and amortize recertification costs over the length of time in which the recertification is expected to last, which is generally 30 months. However, you also disclose that drydock inspections and certification expenditures are amortized over the 30-month period between inspections and certifications. It is unclear whether you are referring to the same procedures and costs in each instance.
     Please revise your disclosure to explain how long your vessels are available for use to generate revenue between recertifications. It should be clear whether the 30-month recertification period represents downtime, during which your vessels cannot be used to generate revenue, or the period between the drydock inspections and certifications, when vessels are utilized in operations.
     If your policy is to amortize deferred costs associated with these activities during periods in which the vessels are not available for use, rather than to expense them as incurred or amortize them during periods in which the vessels are generating revenues, we will need to understand your rationale.
     Response: The Company has revised the disclosure under “Recertification Costs and Deferred Drydock Charges” on page F-10 of the Amendment accordingly.

Securities and Exchange Commission July 7, 2006 Page 12
Note 3 — Related Party Transactions, page F-12
45. We note you disclosed on page F-13, as well as on pages 69 to 76, that prior to the completion of this offering, you would enter into certain agreements with Helix that will govern the relationship between you and Helix after this offering. Please disclose within the textual information along with your pro forma presentation the effects that changes in contractual agreements and separation from Helix are expected to have on your results of operations and financial position going forward. Where you anticipate significant changes arising out of the separation, but are unable to meet the requirements of Rule 11-02(b)(6) of Regulation S-X for including pro forma adjustments, please discuss the effects anticipated and the limitations of your pro forma information.
     Response: The Company has revised Note 3 on page F-13 of the Amendment accordingly.
Note 5 — Acquisition of Acergy (formerly known as Stolt Offshore) Business, page F-13
46. Please add a tabular presentation of your preliminary allocation of the Acergy purchase price, as required by paragraph 51.e of SFAS 141.
     Response: The Company has revised Note 5 on page F-14 of the Amendment to add the requested tabular presentation.
Engineering Comments
Summary, page 1
Our Business, page 1
47.	You state that you believe you are the market leader in the diving support business. However, it appears that Oceaneering International, Inc. is significantly larger than you. Please provide us with support for your statement or remove it from the document.
     Response: As discussed in the response to comment number 12 above, the Company has revised the disclosure in the Amendment to disclose the specific factors that provide objective support for this statement.
Risk Factors, page 12
Risks Related to Our Business, page 12
48. Include, if material, how an oilfield service strike may affect your operations. As we understand, there is an offshore workers strike in Norway which is affecting oilfield services.

Securities and Exchange Commission July 7, 2006 Page 13
     Response: The Company has determined that an oilfield service strike will not have a material effect on its operations since the Company is not a party to any collective bargaining agreements with its workforce.
* — * — * — * — * — *
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5421 or Martin F. Doublesin of this Firm at (713) 651-5128.
Very truly yours,
/s/ Arthur H. Rogers
Arthur H. Rogers

cc:	Tangela Richter, Branch Chief (Securities and Exchange Commission)
Lily Dang (Securities and Exchange Commission)
Karl Hiller, Accounting Branch Chief (Securities and Exchange Commission)
James Murphy, Petroleum Engineer (Securities and Exchange Commission)
G. Kregg Lunsford (Cal Dive International, Inc.)
Richard D. Truesdell, Jr. (Davis Polk & Wardwell)